CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Share (1)	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1) (2)
Common stock, par value $0.01 per share	73,171	$11.51	$842,198.21	$84.81

(1)
Estimated solely for purposes of calculating the registration fee.  The estimate has been computed in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), and is calculated based upon the average of the high and low sales prices of the common stock on January 21, 2016, as reported on the New York Stock Exchange.

(2)	Calculated in accordance with Rules 457(r) under the Securities Act.

 Filed Pursuant to Rule 424(b)(7)
Registration No. 333-190532

PROSPECTUS SUPPLEMENT NO. 9
(To Prospectus Dated July 15, 2014)

73,171 Shares

Common Stock

Unless otherwise noted or unless the context otherwise requires, all references in this prospectus supplement no. 9 to “we,” “us,” “our,” “NorthStar,” “the Company” or similar references means NorthStar Realty Finance Corp., including its subsidiaries.

This prospectus supplement no. 9 updates the prospectus dated July 15, 2014, as supplemented by the prospectus supplements dated July 23, 2014, July 28, 2014, August 12, 2014, September 23, 2014, November 4, 2014, January 30, 2015, March 26, 2015 and September 23, 2015, relating to the resale of shares of common stock of NorthStar, by exchanging noteholders identified in the prospectus, that may be issued to them upon the exchange of 5.375% Exchangeable Senior Notes due 2033 initially issued and sold by NorthStar Realty Finance Limited Partnership (which was merged out of existence on June 30, 2014 and which notes were assumed by us pursuant to a supplemental indenture dated June 30, 2014 and subsequently assumed by our new operating partnership, NorthStar Realty Finance Limited Partnership pursuant to a supplemental indenture dated March 13, 2015) in private transactions on June 19, 2013 and July 1, 2013, which we refer to herein as the “Notes.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of the accompanying prospectus dated July 15, 2014, and on page 21 of our Annual Report on Form 10-K for the year ended December 31, 2014.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 9 is January 22, 2016.

SELLING STOCKHOLDERS

The following information supplements the information set forth under the caption “Selling Stockholders” in the prospectus dated July 15, 2014, as supplemented by the prospectus supplements dated July 23, 2014, July 28, 2014, August 12, 2014, September 23, 2014, November 4, 2014, January 30, 2015, March 26, 2015 and September 23, 2015. The following updated information is based upon information provided to us by certain holders of the Notes who elected to exchange their Notes (the “Exchanging Noteholders”) and is accurate to the best of our knowledge as of January 21, 2016.
 The following table sets forth information, as of January 21, 2016, with respect to the Exchanging Noteholders, the number of shares of NorthStar common stock (i) that the Exchanging Noteholders beneficially owned as of that date and (ii) that is expected to be beneficially owned by the Exchanging Noteholders immediately after the exchange of their Notes, based on our current “Share Settlement” election, as described in Section 4.11(a)(1) of the indenture governing the Notes. The information is based on information provided by or on behalf of the Exchanging Noteholder. The percent of shares of common stock beneficially owned following the exchange is based on 183,397,899 shares of common stock outstanding as of January 21, 2016, plus the number of shares of common stock issuable upon exchange of the Notes beneficially owned by all of the Exchanging Noteholders listed in the table below.
 Unless otherwise indicated in the footnotes below, we believe that the Exchanging Noteholders will have sole voting and investment power with respect to all shares beneficially owned. Because the Exchanging Noteholders may offer, pursuant to this prospectus supplement no. 9, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the Exchanging Noteholders upon consummation of any sales. In addition, the Exchanging Noteholders may have sold, transferred or otherwise disposed of, in transactions exempt from registration requirements of the Securities Act of 1933, as amended, or the Securities Act, some or all of their Notes or common stock since the date as of which such information was provided to us.
 Unless otherwise set forth below, the Exchanging Noteholders have not had any material relationship with us or any of our affiliates within the past three years, other than as a noteholder and, if applicable, as a stockholder.
 Information about exchanging noteholders may change over time. Any changed information given to us by exchanging noteholders will be set forth in prospectus supplements or amendments to the prospectus dated July 15, 2014 if and when necessary.

	Shares Beneficially Owned Before Offering by the Exchanging Noteholders		Number of Shares Being Offered For Resale by the Exchanging	Shares Beneficially Owned After Offering by the Exchanging Noteholders
Name	Number	Percent(1)	Noteholders(2)	Number(2)	Percent

AQR Absolute Return Master Account, L.P.(3)	7,317	*	7,317	—	—
ACR DELTA Master Account, L.P.(3)	7,317	*	7,317	—	—
AQR DELTA XN Master Account, L.P.(3)	7,317	*	7,317	—	—
AQR DELTA Sapphire Fund, L.P.(3)	7,317	*	7,317	—	—
AQR Diversified Arbitrage Fund(3)	21,952	*	21,952	—	—
AQR Multi-Strategy Alternative Fund(3)	7,317	*	7,317	—	—
CNH CA Master Account, L.P.(4)	7,317	*	7,317	—	—
Deutsche Bank AG(5)	7,317	*	7,317	—	—
Unnamed stockholders or any future transferees, pledgees, donees or successors of or from any such unnamed stockholders(6)
 _____________________
*                              Less than 1%.

(1)
Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 183,397,899 shares outstanding on January 21, 2016, plus the number of shares of common stock issuable upon exchange of the Notes beneficially owned by all of the Exchanging Noteholders listed in the table. However, we did not assume exchange of any other holder’s Notes.

(2)
Assumes the Exchanging Noteholders sell (i) all of the common stock being issued to the Exchanging Noteholders upon exchange of the Notes, and (ii) none of the common stock beneficially owned by the Exchanging Noteholders, if any, prior to the exchange.

(3)
AQR Capital Management, LLC (“AQR”), is the investment advisor of the Exchanging Noteholder and has delegated investment management authority to CNH Partners, LLC (“CNH”). AQR holds sole voting power over the securities. As sub-advisor, CNH has sole dispositive power over the securities held by the Exchanging Noteholder and exercises full discretionary control relating to all investment decisions made on behalf of the Exchanging Noteholder. Clifford S. Asness, Ph.D, John M.S. Liew, Ph.D, Jacques A. Friedman, Oktay Kurbanov, Ronen Israel, Lars Nielsen, Michael Mendelson, Brian Hurst and Yao Hua Ooi are the investment principals for AQR. Mark Mitchell and Todd Pulvino are the investment principals for CNH.

(4)
CNH is the investment advisor of the selling securityholder and has sole dispositive power over the securities held by the selling securityholder and exercises full discretionary control relating to all investment decisions made on behalf of the Exchanging Noteholder. Mark Mitchell and Todd Pulvino are the investment principals for CNH.

(5)
Deutsche Bank AG, one of the Exchanging Noteholders, indicated that it is an affiliate of Deutsche Bank Securities Inc., a registered broker-dealer.  Deutsche Bank AG has represented that it acquired its securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that such Exchanging Noteholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act. In addition, Deutsche Bank Securities Inc. has performed underwriting, commercial banking, investment banking and advisory services for us from time-to-time, including acting as an underwriter for our public equity offerings and as an initial purchaser for the Notes, for which they have received customary fees and reimbursement of expenses.  Deutsche Bank Securities Inc. also acted as agent under the forward sale agreement we entered into with its affiliate, Deutsche Bank AG, London Branch, with respect to the forward sale of 30 million shares of our common stock. Deutsche Bank Securities Inc. may, from time-to-time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, we are engaged in customary financing arrangements with affiliates of Deutsche Bank Securities Inc.

(6)	We will identify additional exchanging noteholders, if any, by prospectus supplement or post-effective amendment before they offer or sell their securities as and when required.